FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June 2003

                          Commission File No. 000-26495

                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F         X                Form 40-F
                             -----                              -----

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

                  Note:   Regulation   S-T  Rule   101(b)(1)  only  permits  the
submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

                  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No       X
                               -----                     -----

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



         Attached hereto and incorporated by reference herein is our press release announcing the results of Q1 for 2003.

         The information in this Report on Form 6-K and the exhibits herein are incorporated by reference in all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.


Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMMTOUCH SOFTWARE LTD.
                                                (Registrant)



Date                                        By
     ----------------------                    ---------------------------------
                                            Name: Devyani Patel
                                            Title: VP Finance

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


                                  Exhibit Index


Exhibit             Description of Document
-------             -----------------------

1.                  Press Release Announcing Results of Q1 2003

                                    Exhibit 1

                        Commtouch Reports Q1 2003 Results

MOUNTAIN VIEW,  Calif.--(BUSINESS WIRE)--May 22, 2003--Commtouch (Nasdaq: CTCH -
News), a developer and provider of proprietary anti-spam solutions, today announced its first quarter results for 2003.

Revenues for the quarter were $0.1 million compared to $0.6 million in the prior quarter and $1.3 million in the comparable quarter last year. Total loss for the quarter was $1.1 million compared to $2.2 million in the prior quarter and $0.9 million in the comparable quarter last year.

Cash as at March 31, 2003 was approximately $1.1 million compared to $1.4 million as at December 31, 2002. During the first quarter, the company received $0.4 million of the total loan amount of $1.25 million under the previously announced convertible loan agreement.

About Commtouch

Commtouch Software Ltd. is a developer and provider of proprietary anti-spam solutions. The company's core technologies reflect its decade of experience as a leading vendor of email software applications and provider of global messaging services. Commtouch is headquartered in Netanya, Israel and its subsidiary, Commtouch Inc., is based in Mountain View, CA. The company was founded in 1991 and has been publicly traded since 1999 (Nasdaq: CTCH - News). To learn more about Commtouch's solutions visit our web site at http://www.commtouch.com.

Note: Commtouch(R)is a registered trademark of Commtouch Software Ltd. Other terms and product names in this document may be trademarks of others.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

-------------------------------------

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

Contact:
Commtouch
media@commtouch.com
Gary Davis  650-864-2290


                                     ######

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)

                                                           March     December
                                                          --------   --------
                                                          31, 2003   31, 2002
                                                          --------   --------

Assets
Current Assets:
 Cash and cash equivalents ..............................  $1,112     $1,388
 Trade receivables, net .................................    --           64
 Prepaid expenses and other accounts receivable .........     188        231
                                                           ------     ------
 Total current assets ...................................   1,300      1,683
                                                           ------     ------
Long-term lease deposits ................................       5          5
Equity investment .......................................       2          3
Severance pay fund ......................................     285        264
Property and equipment, net .............................     847      1,029
                                                           ------     ------
                                                           $2,439     $2,984
                                                           ------     ------
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable .......................................     317        338
 Employees and payroll accruals .........................     524        424
 Accrued expenses and other liabilities .................     354        372
                                                           ------     ------
 Total current liabilities ..............................   1,195      1,134
                                                           ------     ------

 Other liabilities ......................................     135        135
 Convertible loan .......................................     180       --
 Accrued severance pay ..................................     301        278
                                                           ------     ------
                                                              616        413
                                                           ------     ------

 Shareholders' equity ...................................     628      1,437
                                                           ------     ------
                                                           $2,439     $2,984
                                                           ======     ======

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


                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (USD in thousands, except per share amounts)

                                                               March      March
                                                             --------   --------
                                                             31, 2003   31, 2002
                                                             --------   --------
Revenues:
 Email services ...........................................  $    106   $  1,271
Cost of revenues:
 Email services ...........................................       174        933
                                                             --------   --------
Gross profit/(loss) .......................................       (68)       338
                                                             --------   --------
Operating expenses:
 Research and development, net ............................       346        573
 Sales and marketing ......................................       188        521
 General and administrative ...............................       442        766
 Amortization of stock-based employee deferred compensation        63        138
                                                             --------   --------
 Total operating expenses .................................     1,039      1,998
                                                             --------   --------
Operating loss ............................................    (1,107)    (1,660)
 Interest and other income, net ...........................       (37)        44
 Minority interest ........................................      --           63
                                                             --------   --------
 Loss from continuing operations ..........................    (1,144)    (1,553)
                                                             --------   --------
 Gain on disposal of Wingra ...............................      --        1,014
 Discontinued operations - Wingra .........................      --         (335)
                                                             --------   --------
Gain/(Loss) from sale of discontinued operations ..........      --          679
                                                             --------   --------
Net loss ..................................................  $ (1,144)  $   (874)
                                                             ========   ========

Basic and diluted net loss per share
  Loss from continuing operations .........................  $  (0.05)  $  (0.09)
                                                             ========   ========
  Gain/(Loss) from sale of discontinued operations ........  $   --     $   0.04
                                                             --------   ========
  Net loss ................................................  $  (0.05)  $  (0.05)
                                                             ========   ========

Weighted average number of shares used in computing
 basic and diluted net loss per share .....................    22,216     17,517
                                                             ========   ========

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